Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba Group Launches Hong Kong Initial Public Offering

Hangzhou, China, November 15, 2019 - Alibaba Group Holding Limited (NYSE: BABA) (“Alibaba” or “the Company”) today announced the launch of its Hong Kong public offering (the “Public Retail Offering”), which forms part of the global offering (the “Offering”) of 500,000,000 new ordinary shares (the “Shares”) and listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”) under the stock code “9988”.

The Company’s American depositary shares (“ADSs”), each representing eight ordinary shares of the Company, will continue to be listed and traded on the New York Stock Exchange (“NYSE”). Upon listing in Hong Kong, the Hong Kong-listed shares will be fully fungible with the ADSs listed on the NYSE.

“Alibaba is guided by our mission to make it easy to do business anywhere with the vision to be a good company that lasts for 102 years. We aim to serve global consumers, of which more than 1 billion will be Chinese consumers, and facilitate more than RMB10 trillion of consumption on our platform within the next five years by continuing to pursue our three strategic pillars of globalization, domestic consumption and big data powered by cloud computing,” said Daniel Zhang, Alibaba Group Chairman and Chief Executive Officer. “Hong Kong is one of the world’s most important financial centers and we are grateful for the opportunity to participate in the future of Hong Kong.”

The listing in Hong Kong will allow more of the Company’s users and stakeholders in the Alibaba digital economy across Asia to invest and participate in Alibaba’s growth. In addition to expanding the Company’s overall investor base, the Offering will tap into substantial new capital pools in Asia and create a nearly round-the-clock market for global investors to trade Alibaba shares.

The Offering initially comprises 12,500,000 new Shares under the Public Retail Offering and 487,500,000 new Shares for subscription globally (the “International Offering”). Subject to the level of any oversubscription in the Public Retail Offering and pursuant to the clawback mechanism as described in the prospectus issued in Hong Kong, the total number of shares available under the Public Retail Offering could be adjusted to up to a maximum of 50,000,000 new Shares, representing 10.0% of total Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to purchase up to an additional 75,000,000 new Shares.

The offer price for the Public Retail Offering (the “Public Retail Offer Price”) will be no more than HK$188.00 per share (the “Maximum Public Retail Offer Price”). The offer price for the international offering tranche of the Offering (the “International Offer Price”) may be set higher than the Maximum Public Retail Offer Price. The Company will set the International Offer Price by November 20, 2019 Hong Kong time by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on or before the last trading date and investor demand during the marketing process. The final Public Retail Offer Price will be set at the lower of the final International Offer Price and the Maximum Public Retail Offer Price of HK$188.00 per share. Shares will be traded in board lots of 100 shares each.

The Company plans to use the proceeds from the Offering for the implementation of its strategies of driving user growth and engagement, empowering businesses to facilitate digital transformation, and continuing to innovate and invest for the long term.

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Fully Electronic Application Process for the Public Retail Offering

Alibaba has decided to use a fully electronic application process for the Public Retail Offering, with no printed prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s customers and digital economy participants conduct their transactions with each other and the Company. As a company that aspires to last for 102 years, Alibaba is very focused on the health of our planet. The Company believes it has a responsibility to minimize its carbon footprint and the environmental impact in the Offering. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at www.alibabagroup.com.

The Company encourages applicants for the Public Retail Offering in Hong Kong to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Public Retail Offering will commence at 9:00 a.m. Friday, November 15, 2019 Hong Kong time and will close at 12:00 noon on Wednesday, November 20, 2019 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications in the Public Retail Offering. The hotline number is +852 3426 9988, and will be open from 9:00 a.m. to 9:00 p.m. on Friday, November 15, 2019, Monday, November 18, 2019 and Tuesday, November 19, 2019, from 9:00 a.m. to 6:00 p.m. on Saturday, November 16, 2019 and Sunday, November 17, 2019 and from 9:00 a.m. to 12:00 noon on Wednesday, November 20, 2019 Hong Kong time.

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China International Capital Corporation Hong Kong Securities Limited and Credit Suisse (Hong Kong) Limited (in alphabetical order) are the joint sponsors and joint global coordinators for the proposed Offering. Citigroup Global Markets Asia Limited, J.P. Morgan Securities (Asia Pacific) Limited and Morgan Stanley Asia Limited are also acting as joint global coordinators.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company intends to register the proposed offering in the United States pursuant to an automatically effective shelf registration statement and accompanying prospectus that have been or will be filed with the SEC.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts for 102 years.

Media Contacts:

Asia

Adam Najberg
adam.najberg@alibaba-inc.com

Tel: +852 5474 3262

Ivy Ke

Ivy.ke@alibaba-inc.com

Tel: +852 5590 4965

Yin Ai

yai@sardverb.com

Tel: +852 9686 0401

Jenny Hsu

jennyhsu@alibaba-inc.com

Tel: +86 178 5741 1742

North America

Brion Tingler

brion.tingler@alibaba-inc.com

Tel: +1 (917) 528 1992

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and Alibaba’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.